

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

March 3, 2010

Mr. Marcel H.M. Smits
Chief Financial Officer
Sara Lee Corporation
3500 Lacey Road
Downers Grove, Illinois 60515

> **Re: Sara Lee Corporation**
> **Form 10-K for the Fiscal Year Ended June 27, 2009**
> **Filed August 26, 2009**
> **File No. 001-03344**

Dear Mr. Smits:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Mark C. Shannon
Branch Chief